December 20, 2016

Mr. Edwin Kim, Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, DC  20549

Re:          CannaSys, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-209333
Filed December 20, 2016

Dear Mr. Kim:

CannaSys, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to December 22, 2016, at 12:00 p.m., Eastern Time, or the earliest practicable time and date thereafter.

In connection with the acceleration request, the chief executive officer and directors of CannaSys have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with CannaSys or its past, current, or prospective operation that would be materially adverse to CannaSys that is not disclosed in the registration statement or the prior filings made by CannaSys pursuant to the provisions of the Securities Exchange Act of 1934, as amended.

Sincerely,

CANNASYS, INC.

/s/ Michael A. Tew
Michael A. Tew
Chief Executive Officer

CannaSys, Inc.
1350 17th Street, Suite 150, Denver, Colorado 80202 (720) 480-1689
www.cannasys.com